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                                                                 Exhibit (a)(10)


                             RHI AG Press Release


    RHI AG RECEIVES SECOND REQUEST FROM FTC FOR INFORMATION CONCERNING
          ACQUISITION OF GLOBAL INDUSTRIAL TECHNOLOGIES, INC.

VIENNA, August 6, 1999 -- RHI AG (Vienna Stock Exchange: RHI) today announced that it has received a request from the Federal Trade Commission (FTC) for additional information under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act in connection with the previously-announced acquisition of Global Industrial Technologies, Inc.

The FTC request will extend the Hart-Scott-Rodino waiting period until ten days after the date on which RHI substantially complies with the FTC's request, unless the FTC decides to terminate the waiting period earlier.

On July 16, 1999, RHI commenced a cash tender offer for all of the outstanding shares of common stock of Global at a price of $13 per share. The tender offer is being made pursuant to a previously announced merger agreement between RHI, a subsidiary of RHI and Global.

RHI also announced today that its cash tender offer has been extended. As extended, the offer will expire at 12:00 Midnight, New York City time, on September 30, 1999, unless further extended. The depositary of the tender offer, The Bank of New York, has advised RHI that approximately 13% of outstanding shares of Global had been tendered and not withdrawn as of the close of business on August 5, 1999.

The tender offer remains conditioned upon, among other things, the tender of at least a majority of the shares of common stock outstanding on a fully-diluted basis, the expiration of any applicable waiting period under the Hart-Scott-Rodino Act and any similar laws in Germany and Mexico, and RHI receiving financing on terms reasonably satisfactory to RHI given the structure of the financing contemplated by the merger agreement.

In addition, RHI announced that in accordance with the terms of the merger agreement, on July 30, 1999, it paid Global $5.0 million and extended the period during which it may seek financing without Global having the right to terminate the merger agreement from July 30, 1999 to October 31, 1999.

RHI is a global operator in the refractories, engineering, insulating and waterproofing sectors with over 10,000 employees at more than 50 locations spanning all five continents. With VRD, RHI is the world market leader for refractories and a vital partner to all industries whose activities require high temperature production processes. RHI's customers include the steel, cement, glass and nonferrous metal industries. In 1998 RHI reported earnings before tax of (U.S.) $68.0 million on sales of (U.S.) $1.6 billion.


                     FOR FURTHER QUESTIONS PLEASE CONTACT:
                            RHI AG / Peter Hofmann
              Phone (+43) (1) 50213-123 / Fax (+43) (1) 50213-130
                       e-mail: PETER.HOFMANN@RHI-AG.COM